Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 28th day of August, 2015, by and among R&H Trust Co. (BVI) Ltd., as trustee of The Right Trust (the “Seller”), Dominic F. Silvester (“DFS”) and Canada Pension Plan Investment Board, a Canadian federal Crown corporation (the “Purchaser”).

RECITALS

WHEREAS, the Seller currently owns 741,735 ordinary shares par value $1.00 per share (the “Shares”) of Enstar Group Limited, a Bermuda company (the “Company”);

WHEREAS, DFS currently owns 490,732 Shares of the Company directly in his own name and DFS and his immediate family are the sole beneficiaries of The Right Trust; and

WHEREAS, on the terms and subject to the conditions of this Agreement, the Seller desires to sell 741,735 Shares (the “Purchased Shares”), being all the Shares held in The Right Trust, to the Purchaser, and the Purchaser desires to purchase from the Seller all of the Purchased Shares, on the terms and conditions set forth in this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF PURCHASED SHARES

Section 1.1 Purchase. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, free and clear of any and all Liens (as defined herein) other than Permitted Liens (as defined herein) the Purchased Shares. The purchase price for each Purchased Share shall be $150.00 per share, resulting in an aggregate purchase price for all of the Purchased Shares of $111,260,250.00 (the “Purchase Price”).

Section 1.2 Closing.

(a) The closing of the Transaction (the “Closing”) shall occur as promptly as practicable (but in no event later than the third business day) after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Articles V, VI and VII unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the date and time of the Closing being referred to in this Agreement as the “Closing Date”).

(b) At the Closing:

(i) the Seller shall deliver or cause to be delivered to the Purchaser all of the Seller’s right, title and interest in and to the Purchased Shares (x) by delivery of one or more certificates evidencing the Purchased Shares, endorsed to the Purchaser or accompanied by duly executed stock powers or other instrument of assignment and/or (y) to the extent any Purchased Shares are to be delivered through the facilities of The Depository Trust Company that are credited to or otherwise held in a securities account maintained by the Seller, the Seller shall take such actions as are necessary to provide appropriate instruction to the relevant financial institution or other entity with which the Seller’s account is maintained to effect the legally valid transfer of the Purchased Shares from the Seller’s account to an account designated by the Purchaser for the receipt of the Purchased Shares so transferred;

(ii) the Seller shall deliver to the Purchaser evidence from the transfer agent (such as a “screen shot”) of the recordation in the Purchaser’s name (or, if applicable, to an account of the Purchaser through the facilities of The Depository Trust Company) of the Purchased Shares;

(iii) the Purchaser shall pay to the Seller, as aggregate consideration for the Purchased Shares, the Purchase Price in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided by the Seller to the Purchaser at least three (3) business days prior to the Closing Date;

(iv) the Seller shall deliver to the Purchaser (with a copy to the Company) a duly executed counterpart of the complete assignment of its rights under the Registration Rights Agreement, dated as of January 31, 2007, among the Company (f/k/a Castlewood Holdings Limited), Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees’ Securities Company, L.P., J. Christopher Flowers, DFS and other shareholders (the “Registration Rights Agreement,” and such assignment, the form of which is attached hereto as Exhibit A, the “Registration Rights Assignment Agreement,” and such Registration Rights Assignment Agreement together with this Agreement, the “Transaction Agreements”); and

(v) the Purchaser shall deliver to the Seller (with a copy to the Company) a duly executed counterpart of the Registration Rights Assignment Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND DFS

Section 2.1 Representations and Warranties of the Seller.

The Seller hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

(a) The Seller is a trust company and has the power, authority and capacity to execute and deliver this Agreement and each of the Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and each of the Transaction Agreements to which it is a party by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby, (i) do not require Seller to obtain any consent, approval, authorization, order, registration or qualification of or (except for filings pursuant to Regulation 13D under or Section 16 of the Securities Exchange Act of 1934) make any filing with any Governmental Authority (as defined herein) (each, a “Seller Governmental Approval”), except as set forth in Schedule I; and (ii) except as would not have an adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement and the Transaction Agreements on the terms set forth herein, do not and will not constitute or result in a breach, violation or default under (A) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body (each, a “Governmental Authority) applicable to the Seller or (B) the terms of any agreements governing The Right Trust.

(c) This Agreement and each of the other Transaction Agreements to which it is a party have been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity. The Seller has duly taken all necessary action to authorize the execution, delivery and performance of this Agreement and each of the other Transaction Agreements to which it is a party and the transactions contemplated hereby and thereby.

(d) The Seller is the sole owner of the Purchased Shares. No person or entity has any beneficial ownership of the Purchased Shares other than the beneficiaries of The Right Trust and the Seller. The Seller has good and valid title to the Purchased Shares, free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, title retention agreement, assessment, option, proxy, agreement to vote, equitable or other adverse claim (collectively, “Liens”) other than Liens existing under applicable securities or insurance laws or Liens arising under the Registration Rights Agreement (collectively, “Permitted Liens”), and the Seller has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Purchased Shares or its ownership rights in such Purchased Shares or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Purchased Shares. There are no contracts, commitments, agreements, understandings or arrangements of any kind (contingent or otherwise) relating to, or granting rights in connection with, the issuance, sale, transfer or ownership of any of the Purchased Shares, other than as contemplated by this Agreement and the Registration Rights Agreement. The delivery and/or release, as applicable, of the Purchased Shares to the Purchaser pursuant to this Agreement at the Closing will transfer and convey good, valid and marketable title thereto to the Purchaser, free and clear of all Liens other than Permitted Liens.

(e) Except for the representations and warranties contained in this Agreement, neither the Seller nor any other person on behalf of the Seller makes any other express or implied representation or warranty with respect to the Seller or the Company or with respect to any other information provided by or on behalf of the Seller or the Company.

Section 2.2 Representations and Warranties of DFS.

DFS hereby represents and warrants to the Purchaser, as of the date hereof and (except for the representation and warranty set forth in clause (d) below, which is made only as of the date hereof) as of the Closing Date, as follows:

(a) DFS is a natural person, and has the power, authority and capacity to execute and deliver this Agreement and each of the Transaction Agreements to which he is a party, to perform his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and each of the Transaction Agreements to which he is a party by DFS and the consummation by DFS of the transactions contemplated hereby and thereby (i) do not require DFS to obtain any consent, approval, authorization, order, registration or qualification of or (except for filings pursuant to Regulation 13D under or Section 16 of the Securities Exchange Act of 1934) make any filing with any Governmental Authority (each, a “DFS Governmental Approval”), except as set forth in Schedule I; (ii) to the knowledge of DFS, do not give rise to any rights or obligations pursuant to “key man,” required share ownership or other similar provisions under any contract or obligation to which the Company is a party; and (iii) except as would not have an adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement and the Transaction Agreements on the terms set forth herein, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of DFS or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which DFS is a party or (B) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any Governmental Authority applicable to DFS.

(c) This Agreement and each of the other Transaction Agreements to which he is a party have been duly executed and delivered by DFS and constitute a legal, valid and binding obligation of DFS, enforceable against DFS in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity. DFS has duly taken all necessary action to authorize the execution, delivery and performance of this Agreement and each of the other Transaction Agreements to which he is a party and the transactions contemplated hereby and thereby.

(d) DFS is not aware of any Excluded Information (as defined herein) that would be reasonably likely to materially and adversely affect the Company.

(e) Except for the representations and warranties contained in this Agreement, neither DFS nor any other person on behalf of DFS makes any other express or implied representation or warranty with respect to the Seller, The Right Trust or the Company or with respect to any other information provided by or on behalf of the Seller, The Right Trust or the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller and to DFS, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Existence and Power.

(a) The Purchaser is a Canadian federal Crown corporation duly organized, validly existing and in good standing under the laws of the province of Ontario. The Purchaser has the power, authority and capacity to execute and deliver this Agreement and each of the Transaction Agreements, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and each of the Transaction Agreements to which it is a party by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby (i) do not require Purchaser to obtain any consent, approval, authorization, order, registration or qualification of or (except for filings pursuant to Regulation 13D or Section 16 of the Securities Exchange Act of 1934) make any filing with any Governmental Authority, except as set forth in Schedule I (each a “Purchaser Governmental Approval” and, together with the Seller Government Approvals and the DFS Governmental Approvals, the “Governmental Approvals”); and (ii) except as would not have an adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement and the Transaction Agreements on the terms set forth herein, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of the Purchaser, any of the Purchaser’s subsidiaries, or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Purchaser or any of its subsidiaries is a party, (B) the Purchaser’s or any of its subsidiaries’ organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any Governmental Authority applicable to Purchaser. Purchaser is not aware of any facts or conditions related to it or any of its affiliates, including their identity, business, investments, directors, officers or regulatory relationships, that are reasonably likely to materially and adversely affect its ability to consummate the Transaction in a reasonably timely manner.

Section 3.2 Valid and Enforceable Agreement; Authorization. This Agreement and each of the other Transaction Agreements have been duly executed and delivered by the Purchaser and constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity. The Purchaser has duly taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby.

Section 3.3 Sufficient Funds. The Purchaser has legally available funds sufficient to consummate the transactions contemplated by this Agreement.

Section 3.4 Sophistication of the Purchaser; Purchase for Investment. Without limiting the representations and warranties of DFS and the Seller in Article II, the Purchaser has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Transaction and of making an informed investment decision. In entering into this Agreement, the Purchaser has consulted with its own advisors and has relied solely upon its own investigation and analysis, without relying upon DFS, the Seller or the Company except to the extent specified in this Agreement and the Transaction Agreements. The Purchaser is acquiring the Purchased Shares for its own account, for investment only, and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Purchased Shares in violation of applicable law, and the Purchaser has no present or contemplated agreement, undertaking, arrangement obligation, indebtedness, or commitment providing for the distribution or sale thereof. The Purchaser acknowledges and agrees that the Purchased Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be sold, pledged or otherwise transferred by the Purchaser without compliance with the registration provisions of the Securities Act or an exemption therefrom.

Section 3.5 Access to Information. The Purchaser and its representatives have been provided with access to substantial information, including non-public information, relevant to the Company and the Shares, and the Purchaser has reviewed such information as it considers necessary to evaluate the decision to purchase the Purchased Shares pursuant to this Agreement (collectively, the “Provided Information”). Notwithstanding the access provided to the Purchaser and its representatives, the Purchaser acknowledges that the Seller or DFS may be in possession of material non-public information about the Company not known to the Purchaser (“Excluded Information”). Except as provided in Section 2.2(d), the Purchaser hereby waives any and all claims and causes of action now or hereafter arising against the Seller or DFS or any of their affiliates based upon or relating to any alleged non-disclosure of Excluded Information or the disclosure of the Provided Information and further covenants not to assert any claims against or to sue the Seller or DFS or any of their directors, officers, employees, agents, representatives, dependents or heirs for any loss, damage or liability arising from or relating to its sale of the Purchased Shares pursuant to this Agreement based upon or relating to any alleged non-disclosure of Excluded Information or the disclosure of the Provided Information.

Section 3.6 Acknowledgement; Value of Shares. The Purchaser acknowledges and confirms that it is aware that neither DFS nor the Seller is making any representation or warranty to the Purchaser whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Company, or with respect to the value of the Purchased Shares. The Purchaser acknowledges and confirms that it is aware that the closing sale price of the Shares (the “Stock Price”) has fluctuated since the Seller acquired the Shares and is likely to continue to fluctuate both prior to and after the Closing, including possible material decreases to the Stock Price.

Section 3.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Purchaser nor any other person on behalf of the Purchaser makes any other express or implied representation or warranty with respect to the Purchaser or with respect to any other information provided by or on behalf of the Purchaser.

ARTICLE IV

COVENANTS

Section 4.1 No Transfer of Shares. From the date hereof through the date that is 18 months following the Closing Date, DFS agrees not to sell, assign, transfer, pledge, charge, hypothecate, encumber or otherwise dispose of any of the Shares owned by him on the date hereof, whether owned directly or indirectly, other than the disposition contemplated by this Agreement. The foregoing restrictions shall not apply (a) in the event of DFS’s death or permanent disability (such that DFS is no longer physically capable of performing the functions of an officer of the Company similar to those required of him on the date hereof) or (b) in the event that a third party acquires at least a majority of the Company’s ordinary shares, provided that such acquisition (i) is recommended by the Board of Directors of the Company and (ii) has received all necessary Governmental Approvals and provided, further, that in such case the obligations of the Purchaser, the Seller and DFS with respect to the purchase and sale of the Purchased Shares to the Purchaser pursuant to this Agreement shall remain unaltered.

Section 4.2 Filings and Approvals.

(a) The Seller, DFS and the Purchaser shall each use their reasonable best efforts, and shall cooperate fully with each other, to (i) comply with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement and the other Transaction Agreements and (ii) seek to obtain as promptly as practicable all Governmental Approvals necessary or advisable in connection with the transactions contemplated by this Agreement and the other Transaction Agreements. The parties shall cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such Governmental Approvals. In connection therewith, the parties shall make all filings required by applicable laws as promptly as practicable after the date hereof in order to facilitate prompt consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, and shall promptly provide such information and communications to Governmental Authorities as such Governmental Authorities may request. Without limiting the foregoing covenants, the Purchaser (x) shall use its best efforts, subject to receiving any cooperation reasonably requested by the Purchaser from the Company, the Seller and DFS, to make the required filings with respect to Governmental Approvals not later than 20 business days after the date of this Agreement and (y) agrees that it will accede to reasonable conditions that may be imposed by Governmental Authorities in connection with their review and approval of the transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, no party nor any of their respective affiliates shall be required to disclose pursuant to this Section 4.2 (i) any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of such party or of any third parties, (ii) any privileged information or confidential competitive information or (iii) any information to the other party or any of its representatives that in the reasonable judgment of such non-disclosing party would violate any of its contractual obligations with respect to confidentiality; provided, that with respect to clause (iii), the non-disclosing party shall have first used its reasonable best efforts to obtain a waiver or consent necessary to allow it to disclose such information; provided, further, that if such consent or waiver to disclose is not obtained, the non-disclosing party shall provide such information directly to the applicable Governmental Authority and may seek to have such information treated confidentially.

Section 4.3 Notices of Certain Events. Prior to the Closing Date, each party shall promptly notify the other of:

(a) any material communication received by it from any Governmental Authority in connection with any of the transactions contemplated by this Agreement and the other Transaction Agreements;

(b) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against it, relating to or involving or otherwise affecting the transactions contemplated by this Agreement or the other Transaction Agreements;

(c) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Article V, Article VI or Article VII not to be satisfied; and

(d) any failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section 4.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE V

MUTUAL CONDITIONS

The respective obligations of the Purchaser and the Seller to consummate the transactions contemplated by this Agreement and the other Transaction Agreements are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

Section 5.1 No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Agreement illegal or prohibiting consummation of the transactions contemplated by this Agreement.

Section 5.2 Board Approval. The parties shall have received confirmation from the Company of the approval of the Registration Rights Assignment Agreement from both the Board of Directors and, as applicable, the Audit Committee of the Company.

Section 5.3 Governmental Approvals. Each of the Governmental Approvals set forth in Schedule I, in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, shall have been made or obtained and no consent, approval, permit or authorization shall have been revoked; and, if applicable, any waiting period in respect thereof (and any extensions thereof) shall have expired or otherwise been terminated without disapproval thereof.

ARTICLE VI

CONDITIONS OF THE SELLER’S OBLIGATIONS

The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of the following condition:

Section 6.1 Assignment of Registration Rights Agreement. The Registration Rights Assignment Agreement shall have been duly executed by the Company and the Purchaser.

Section 6.2 Representations and Warranties; Covenants. The representations and warranties of the Purchaser set forth in Article III of this Agreement shall be true and correct at and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except to the extent expressly made at and as of a specific date, in which case as of such specific date). The Purchaser shall have in all material respects duly performed or complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date. The Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by the Purchaser to the effect set forth above in this Section 6.2.

ARTICLE VII

CONDITIONS OF THE PURCHASER’S OBLIGATION

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

Section 7.1 Assignment of Registration Rights Agreement. The Registration Rights Assignment Agreement shall have been duly executed by the Company and the Seller.

Section 7.2 Representations and Warranties; Covenants. The representations and warranties of the Seller and of DFS set forth in Article II of this Agreement shall be true and correct at and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except to the extent expressly made at and as of a specific date, in which case as of such specific date). The Seller and DFS shall have in all material respects duly performed or complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date. The Seller and DFS shall each have delivered to Purchaser a certificate dated the Closing Date and signed by the Seller or DFS, as the case may be, to the effect set forth above in this Section 7.2.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Termination.

(a) This Agreement may be terminated:

(1)	by mutual written consent of the Purchaser, DFS and the Seller;

(2)	by the Purchaser, DFS or the Seller if the mutual conditions to Closing set forth in Section 5.1 and Section 5.2 are not fulfilled on the Closing Date;

(3)	by the Purchaser, DFS or the Seller if the mutual condition to Closing set forth in Section 5.3 is not fulfilled on or prior to the one-year anniversary of the date hereof (the “Outside Date”);

(4)	by the Seller if the conditions to the Seller’s obligations hereunder set forth in Article VI are not fulfilled on or prior to the Outside Date; or

(5)	by the Purchaser if the conditions to the Purchaser’s obligations hereunder set forth in Article VII are not fulfilled on or prior to the Outside Date.

(b) The termination of this Agreement shall be effectuated by the delivery of written notice of such termination by the party terminating this Agreement to the other parties.

(c) If this Agreement is terminated in accordance with this Section 8.1 and the transactions contemplated hereby are not consummated, except as otherwise specifically provided herein, this Agreement shall be of no further force and effect, without any liability on the part of any party hereto, except for Sections 8.2 through 8.19, which shall survive the termination of this Agreement. Nothing herein shall relieve any party to this Agreement of liability for a willful breach of any representation, warranty, agreement, covenant or other provision of this Agreement prior to the date of termination.

Section 8.2 Public Announcements. Except (i) as required by applicable law (including U.S. federal securities laws) or (ii) with respect to disclosures that are consistent in all material respects with prior disclosures made in compliance with this Section 8.2, each party hereto shall consult with the other party before issuing, and give the other party the opportunity to review and comment upon, any press release or other public statement with respect to this Agreement or the Transaction.

Section 8.3 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day or (iii) one business day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the addresses set forth below or such other address or facsimile number as a party may from time to time specify by notice to the other parties hereto.

If to the Purchaser, to:

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Attention: R. Scott Lawrence, Managing Director, Head of Relationship Investments

Fax: (416) 868-8690

with a copy to the address above to:

Attention: Patrice Walch-Watson, Senior Managing Director & General Counsel and Corporate Secretary

Fax: (416) 868-4760

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Nicholas F. Potter

Fax: (212) 521-7178

If to the Seller, to:

R&H Trust Co. (BVI) Limited

Woodbourne Hall

PO Box 3162

Road Town

Tortola

British Virgin Islands

Attention: Edith Steel

Fax: (284) 494-5417

If to DFS, to:

Dominic F. Silvester

c/o Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor, 22 Queen Street

Hamilton HM JX

Bermuda

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Attention: Robert C. Juelke

Fax: (215) 988-2757

Section 8.4 Entire Agreement. This Agreement and the other documents and agreements executed in connection with the Transaction embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior written and contemporaneous oral agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 8.5 Assignment; Binding Agreement. No party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other parties hereto. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Section 8.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or other electronic means shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 8.7 Governing Law; Trial by Jury. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to principles of conflicts of laws. Each party hereto waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 8.8 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 8.9 Amendment; Waiver. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged, in whole or in part, except by a writing executed by the parties hereto.

Section 8.10 No Brokers. Except as previously disclosed to the other party in writing, no party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

Section 8.11 Further Assurances. Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

Section 8.12 Costs and Expenses. Each party hereto shall each pay its own costs and expenses, including any commission or finder’s fee to any broker or finder, incurred in connection with the negotiation, drafting, execution and performance of this Agreement.

Section 8.13 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 8.14 Time of Essence. Time is of the essence in the performance of each and every term of this Agreement.

Section 8.15 Headings. The article and section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 8.16 Construction. The definitions given for terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any term shall include the corresponding masculine, feminine and neuter forms. The word “including” shall be deemed to be followed by the phrase “without limitation”. All references to “$” are to the lawful currency of the United States of America. The term “business day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York, are authorized or obligated to close. The words “this Agreement”, “hereof”, “hereunder”, “herein”, “hereby” or words of similar import shall refer to this Agreement as a whole and not to a particular section, subsection, clause or other subdivision of this Agreement, unless the context otherwise requires.

Section 8.17 Specific Performance. The parties acknowledge and agree that a party could not be made whole by monetary damages in the event that any of the provisions of this Agreement are not performed by the other party in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, in any such event, the parties shall be entitled to seek an injunction or injunctions to specifically enforce the terms and provisions hereof in an action instituted in any court of the State of New York having subject matter jurisdiction in respect thereof, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief.

Section 8.18 Survival. The representations and warranties (other than those in Section 2.1(d) and Section 2.2(d)) contained in this Agreement shall survive the Closing for a period of one year from the Closing, provided that (a) the representations and warranties contained in Section 2.1(d) and the covenants and agreements of the parties shall survive without expiration and (b) the representations and warranties contained in Section 2.2(d) shall survive the Closing until the later of June 30, 2016 and the date that is six months following the Closing Date.

Section 8.19 Private Sale. It is the intention of the parties to this Agreement that the Transaction be a private sale of securities that is exempt from the registration and prospectus delivery requirements of the Securities Act, pursuant to the satisfaction of the conditions for the so-called “Section 4 (1 1/2)” private resale exemption.

Section 8.20 Currency. All dollar amounts contained herein refer to US dollars.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

PURCHASER

Canada Pension Plan Investment Board

By:	/s/ Ed Cass for
Name:	Eric M. Wetlaufer
Title:	Senior Managing Director & Global
Head of Public Market Investments

By:	/s/ R. Scott Lawrence
Name:	R. Scott Lawrence
Title:	Managing Director, Head of
Relationship Investments

SELLER

THE COMMON SEAL of R&H TRUST
CO. (BVI) LTD., as trustee of THE RIGHT TRUST was hereunto affixed in the presence of

By:	/s/ Derek C. Rawlings
Name:	Derek C. Rawlings
Title:	Director of R&H Trust Co. (BVI) Limited

DFS

Dominic F. Silvester

By:	/s/ Dominic F. Silvester

[Signature Page to SPA]

Schedule I

Governmental Approvals

Seller Governmental Approvals

None

DFS Governmental Approvals

None

Purchaser Governmental Approvals

1.	Form A Acquisition of Control filings with (and related approvals from) the Delaware Department of Insurance with respect to Torus Specialty Insurance Company, Torus National Insurance Company and Pavonia Life Insurance Company of Delaware

2.	Form A Acquisition of Control filings with (and related approvals from) the Illinois Department of Insurance with respect to Clarendon National Insurance Company, Clarendon America Insurance Company and SeaBright Insurance Company

3.	Form A Acquisition of Control filings with (and related approval from) the Michigan Department of Insurance and Financial Services with respect to Pavonia Life Insurance Company of Michigan

4.	Form A Acquisition of Control filings with (and related approval from) the Rhode Island Department of Business Regulation with respect to Providence Washington Insurance Company

5.	Form A Acquisition of Control filings with (and related approval from) the South Carolina Department of Insurance with respect to Sussex Insurance Company

6.	Section 1506 filing and any related filings with (and related approval(s) from) the New York State Department of Financial Services with respect to Pavonia Life Insurance Company of New York

7.	Form E filings to the extent required

8.	Section 30E of the Insurance Act of 1978 filing with the Bermuda Monetary Authority with respect to Brittany Insurance Company Ltd., Fitzwilliam Insurance

Limited, Overseas Reinsurance Corporation Limited, Hudson Reinsurance Company Limited, Rosemont Reinsurance Ltd, Electricity Producers Insurance Company (Bermuda) Limited, Inter-Ocean Reinsurance Company Ltd., Arden Reinsurance Ltd, New Castle Reinsurance Company Ltd and Torus Insurance (Bermuda) Ltd.

9.	Acquiring Transaction Notification Form with the Central Bank of Ireland with respect to Laguna Life Limited

10.	Filing with the Swiss Financial Market Supervisory Authority with respect to Harper Insurance Limited

11.	Section 178 notice to the Prudential Regulatory Authority, with a copy to the Financial Conduct Authority, with respect to River Thames Insurance Company, Mercantile Indemnity Company Limited, Goshawk Dedicated Limited, Unionamerica Insurance Company Limited, Bosworth Run-Off Limited, Marlon Insurance Company Limited, The Copenhagen Reinsurance Company (UK) Limited, SGL No 1 Ltd., SGL No 3 Ltd., Atrium 5 Ltd, Knapton Insurance Limited, DLCM No. 1 Limited, DLCM No. 2 Limited, DLCM No. 3 Limited, Torus Corporate Capital 2 Ltd., Torus Corporate Capital 4 Ltd., Torus Corporate Capital 5 Ltd., Torus Insurance (UK) Ltd. and Brampton Insurance Company Limited

12.	Change of control filings with Lloyd’s of London with respect to UK entities acting as managing agents

Notwithstanding the foregoing:

(a)	If, following execution of this Agreement, a Governmental Authority in any jurisdiction determines that the Seller, DFS, the Purchaser, or any of their respective affiliates is required to provide, make or obtain a notice, filing or approval or non-disapproval with respect to the Transaction prior to the Closing, the Seller, DFS, and the Purchaser shall, or shall cause their respective affiliates to, provide, make or obtain such notice, filing or approval or non-disapproval in such jurisdiction prior to the Closing.

(b)	If, following execution of this Agreement, the Company or any of its affiliates acquires an interest in additional operations in one or more jurisdictions other than those in which it currently operates or resides, or there is a change in applicable law in any of the jurisdictions in which the Company or any of its affiliates currently operates or resides, the Seller, DFS, and the Purchaser shall, or shall cause their respective affiliates to, provide, make or obtain all notices, filings or approvals or non-disapprovals required in such jurisdictions with respect to the Transaction on account of such acquisitions or changes in law prior to the Closing, including, without limitation, a Form B notification to (and related approval from) the National Bank of Belgium with respect to Nationale Suisse S.A.

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(c)	If, following execution of this Agreement, a Governmental Authority in any jurisdiction described on this Schedule I determines and confirms in writing that a notice, filing or approval or non-disapproval is not required by the Seller, DFS, the Purchaser, or any of their respective affiliates, as applicable, with respect to the Transaction, the Seller, DFS, the Purchaser, or such affiliate, as applicable, will not be required to provide, make or obtain such notice, filing or approval or non-disapproval in such jurisdiction.

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